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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                               MOVADO GROUP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                   624580 10 6
                                 (CUSIP Number)


                                November 28, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                   Page 1 of 6

                                                        CUSIP NO.: 624580 10 6


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gedalio Grinberg
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

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3.       SEC USE ONLY


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4.       CITZENSHIP OR PLACE OF ORGANIZATION                    United States


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NUMBER OF                       (5)     SOLE VOTING POWER

SHARES                                  449,120
                                ------------------------------------------------
BENEFICIALLY                    (6)     SHARED VOTING POWER

OWNED BY                                10,000
                                ------------------------------------------------
EACH                            (7)     SOLE DISPOSITIVE POWER

REPORTING                               449,120
                                ------------------------------------------------
PERSON                          (8)     SHARED DISPOSITIVE POWER

                                        10,000
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  459,120
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES

                                                                [_]
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.3%
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12       TYPE OF REPORTING PERSON

                  IN
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                                   Page 2 of 6
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                                                        CUSIP NO.: 624580 10 6


Item 1(a)           NAME OF ISSUER:

                    Movado Group, Inc.

Item 1(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    650 From Road
                    Paramus, New Jersey 07652

Item 2(a)           NAME OF PERSONS FILING:

                    Gedalio Grinberg

Item 2(b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    650 From Road
                    Paramus, New Jersey 07652

Item 2(c)           CITIZENSHIP:

                    United States citizen.

Item 2(d)           TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $.01 per share

Item 2(e)           CUSIP NO.:

                    624580 10 6

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), OR (C) CHECK WHETHER THE PERSON FILING IS A:

                    This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Item 4              OWNERSHIP:

                    (a) Amount Beneficially Owned:

                        Gedalio Grinberg:  459,120 shares

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                                                        CUSIP NO.: 624580 10 6

                    (b) Percent of Class:

                        Gedalio Grinberg:    2.3 %

                    (c) Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:

                              Gedalio Grinberg: 449,120

                        (ii)  Shared power to vote or to direct the vote:

                              Gedalio Grinberg: 10,000

                        (iii) Sole   power  to   dispose   or  to  direct   the
                              disposition of:

                              Gedalio Grinberg: 449,120

                        (iv)  Shared   power  to   dispose  or  to  direct  the
                              disposition of:

                              Gedalio Grinberg: 10,000

     Of the 459,120 shares reported as  beneficially  owned by Mr. G. Grinberg:
11,450 are shares of common stock, par value $.01 per share ("Common Stock") owned by Mr. G. Grinberg individually over which he has sole investment and voting power and 10,000 are shares of Common Stock held by a charitable remainder unit trust for which Mr. G. Grinberg is a co-trustee together with Mr. Andrew Weiss. As co-trustee, Mr. G. Grinberg has shared investment and voting power with respect to those shares. The balance of Mr. G. Grinberg's shares are shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), convertible on a one-for-one basis into shares of Common Stock, including: 399,670 shares which he owns individually and over which he has sole investment and voting power; and 38,000 shares owned by CAP I Partners L.P., a limited partnership of which CAP I Partners LLC is the general partner. Mr. G. Grinberg, as the managing member of CAP I Partners LLC, has the sole power to vote and dispose of the shares owned by CAP I Partners L.P. Mr. G. Grinberg disclaims beneficial ownership of the shares owned by CAP I Partners L.P. except to the extent of his pecuniary interest therein.

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                                                        CUSIP NO.: 624580 10 6

Item 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Gedalio Grinberg owns less than five percent of the class

Item 6              OWNERSHIP  OF MORE THAN FIVE  PERCENT  ON BEHALF OF ANOTHER
                    PERSON:

                    Not applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                    Not applicable

Item 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                    Not applicable

Item 9              NOTICE OF DISSOLUTION OF GROUP:

                    Not Applicable

Item 10             CERTIFICATION:

                    Not Applicable

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                                                        CUSIP NO.: 624580 10 6


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2007


                                              /s/ Gedalio Grinberg
                                              ------------------------------
                                              Gedalio Grinberg







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